UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number 0-14549

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: United Security Bancshares, Inc.; 131 West Front Street; P.O. Box 249; Thomasville, Alabama 36784

UNITED SECURITY BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN

(With 401(k) Provisions)

FINANCIAL REPORT

DECEMBER 31, 2007

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

The Audit Committee

United Security Bancshares, Inc.

Thomasville, Alabama

We have audited the accompanying statements of net assets available for benefits of the United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Birmingham, Alabama

June 26, 2008

UNITED SECURITY BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN (With 401(k) Provisions)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2007 AND 2006

Assets	2007	2006
Investments, at fair value:
Participant directed:
Common Stock, United Security Bancshares, Inc.	$4,579,795	$8,768,971
Mutual funds	6,958,738	6,468,844

	11,538,533	15,237,815

Nonparticipant directed:
Life insurance contracts, at cash value	36,705	33,761

Total Investments	11,575,238	15,271,576

Accrued interest and dividends	411,883	69,864

Cash	—	39,433

Net assets available for benefits	$11,987,121	$15,380,873

See Notes to Financial Statements.

UNITED SECURITY BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN (With 401(k) Provisions)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2007

Additions to net assets attributed to:
Investment income:
Interest and dividend income	$1,106,075
Income from life insurance policies	2,945
Net depreciation in fair value of investments	(3,517,674)

(2,408,654)

Contributions:
Employer contributions	494,335
Participant contributions	616,630

1,110,965

(1,297,689)

Deductions from net assets attributed to:
Benefit payments to participants	2,092,273
Life insurance premiums	3,790

Total deductions	2,096,063

Net decrease in net assets available for benefits	(3,393,752)

Net assets available for benefits at beginning of year	15,380,873

Net assets available for benefits at end of year	$11,987,121

See Notes to Financial Statements.

UNITED SECURITY BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN

(With 401(k) Provisions)

NOTES TO FINANCIAL STATEMENTS

NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions) (the “Plan”) have been prepared in accordance with U.S. generally accepted accounting principles. Income on securities is recorded on the accrual basis and investments are recorded at fair value as stated below.

Investment Valuation

The Plan’s investments in cash equivalents are stated at fair value, which approximates cost. The shares of mutual funds, pooled bond funds and common stock are valued at quoted market prices on the last business day of the Plan year.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near-term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Payment of Benefits

Benefits are recorded when paid.

Recent Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements” (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and enhances fair value measurement disclosure. The measurement and disclosure requirements of SFAS No. 157 related to financial assets and financial liabilities are effective for the Plan beginning in 2008. The resulting fair values calculated under SFAS No. 157 after adoption may be different than the fair values that would have been calculated under previous guidance. The Plan is currently evaluating the impact that the adoption of SFAS No. 157 will have on the Plan’s financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 2.	DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General

The Plan is a controlled group defined contribution plan, which provides savings benefits for substantially all employees of the following controlled group of United Security Bancshares, Inc. (collectively, the “Company”):

United Security Bancshares, Inc. (parent company)

First United Security Bank

Acceptance Loan Company

First Security Courier Corporation

R2 Metrics, Inc.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute up to a total of 15% of pretax annual compensation, as defined in the Plan. Participants may also roll over amounts representing distributions from other qualified defined benefit or defined contribution plans and conduit IRAs. The Company may, at its discretion, match 100% of the participants’ pretax deferrals up to a total of 6% of base compensation that a participant contributes to the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s match and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Employees are eligible to participate in the Plan on the first day of the month following their initial date of service. Effective January 1, 2003, participants are immediately vested in their contributions, the Company matching contributions and the earnings thereon. Prior to January 1, 2003, participants are immediately vested in their contributions, but are subject to a six year vesting schedule in employer contributions.

NOTES TO FINANCIAL STATEMENTS

NOTE 2.	DESCRIPTION OF THE PLAN (Continued)

Forfeitures

Prior to January 1, 2003, participants who were not credited with at least 1,000 hours of service during the Plan year forfeited any employer contributions received for that Plan year. The forfeitures are used to reduce future employer contributions to the Plan. Effective January 1, 2003, participants are immediately vested in their contributions; therefore, the Plan no longer has forfeitures to reduce future employer contributions to the Plan.

Payment of Benefits

Upon termination of service, death, disability or retirement, a participant may receive a lump sum amount or a benefit in the form of an annuity equal to the vested value of his or her account.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Participants are always 100% vested in their contributions.

NOTE 3.	INVESTMENTS

The fair values of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	2007	2006
Common Stock, United Security Bancshares, Inc.	$4,579,795	$8,768,971
Federated Prime Obligation Fund	1,037,629	1,188,668
Federated Stock Fund	871,257	831,091
American Century 20th Century Ultra Advanced Fund	797,973	907,954
Federated Equity Kaufman Fund	689,131	—
American Century 20th Century International Fund	683,894	—
Dreyfus S&P 500 Index Fund	630,737	—

For the year ended December 31, 2007, the Plan’s investments (including investments bought, sold, transferred as well as held during the year) depreciated in fair value as determined by quoted market prices as follows:

Common stock, United Security Bancshares, Inc.	$(3,514,850)
Mutual funds	(2,824)

Total	$(3,517,674)

NOTES TO FINANCIAL STATEMENTS

NOTE 4.	NONPARTICIPANT-DIRECTED INVESTMENTS

Nonparticipant-directed investments consist of life insurance contracts that certain participants have purchased under the terms of the Plan. The life insurance contracts are stated at the current cash surrender value. The participants pay the annual premiums of the insurance policies from their respective participant accounts.

NOTE 5.	TRANSACTIONS WITH PARTIES-IN-INTEREST

Plan investments are managed by The Trust Company of Sterne, Agee & Leach, Inc. The Trust Company of Sterne, Agee & Leach, Inc. is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment brokerage services amounted to $8,848 and $6,358 for the years ended December 31, 2007 and 2006, respectively.

During the years ended December 31, 2007 and 2006, the Plan purchased 13,102 and 20,430 shares at a cost of $389,021 and $571,692, respectively, of United Security Bancshares Inc. common stock. During the years ended December 31, 2007 and 2006, the Plan sold 29,400 and 5,000 shares for $719,607 and $144,682, respectively.

The Company pays for all legal, accounting and other services on behalf of the Plan.

NOTE 6.	RECONCILIATION OF FINANCIAL STATEMENTS TO THE FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2007 and 2006 to the Form 5500:

	2007	2006
Net assets available for benefits per the financial statements	$11,987,121	$15,380,873
Cash to accrual adjustment for accrued interest and dividends	8,699	(69,864)

Net assets available for benefits per the Form 5500	$11,995,820	$15,311,009

The following is a reconciliation of changes in net assets available for benefits per the financial statements at December 31, 2007 to the Form 5500:

Change in net assets available for benefits per the financial statements	$(3,393,752)
Cash to accrual adjustment for accrued interest and dividends	78,563

Change in net assets available for benefits per the Form 5500	$(3,315,189)

NOTES TO FINANCIAL STATEMENTS

NOTE 7.	INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated June 21, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC.

UNITED SECURITY BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN (With 401(k) Provisions)

SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2007

(Plan Number 001)

(Employer Identification Number 63-0843362)

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost		(e) Current Value
*	United Security Bancshares, Inc. Common Stock	267,981 shares	*	*	$4,579,795
	Accessor U.S. Government Money Market Fund	265,244 face amount	*	*	265,244
	Federated Prime Obligation Fund	1,037,630 shares	*	*	1,037,629
	Accessor Aggressive Growth Fund	13,746 shares	*	*	261,994
	Accessor Balanced Allocation Fund	14,642 shares	*	*	253,016
	Accessor Growth Allocation Fund	11,451 shares	*	*	213,671
	American Century 20th Century Ultra Fund	32,838 shares	*	*	797,973
	American Century 20th Century International Fund	49,522 shares	*	*	683,894
	Dreyfus S&P 500 Index Fund	15,257 shares	*	*	630,737
	Federated Stock Trust	33,140 shares	*	*	871,257
	Federated Equity Kaufman Fund	110,615 shares	*	*	689,131
	Federated Capital Appreciation Fund	12,274 shares	*	*	261,931
	Goldman Sachs Short Duration Fund	35,598 shares	*	*	352,778
	Accessor Income & Growth Fund	6,629 shares	*	*	107,452
	Accessor Income Allocation Fund	3,460 shares	*	*	49,931
	Federated Total Return Bond Fund	45,056 shares	*	*	482,100
	Life insurance contracts	Life insurance policies	*	**	36,705

					$11,575,238

*	Party-in-interest.
**	Cost not included, funds are participant directed.
***	Investments in life insurance contracts are nonparticipant-directed. The face amount of the policies at December 31, 2007 was $269,008.

SIGNATURE

The Plan.    Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITED SECURITY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN (WITH 401(K) PROVISIONS)

Date: June 30, 2008	By:	/s/ Larry M. Sellers
Larry M. Sellers
Vice President, Secretary and Treasurer of United Security Bancshares, Inc., the Plan Administrator of the United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions)

Exhibit Index

Exhibit 23	Consent of Independent Accountants